UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for July, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

Enclosures: **SASOL LIMITED | DISPOSAL OF AIR SEPARATION UNITS BY SASOL SOUTH AFRICA LIMITED; TRADING STATEMENT UPDATE AND FURTHER CAUTIONARY ANNOUNCEMENT**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

("Sasol" or "Company")

DISPOSAL OF AIR SEPARATION UNITS BY SASOL SOUTH AFRICA LIMITED; TRADING STATEMENT UPDATE AND FURTHER CAUTIONARY ANNOUNCEMENT

SALE OF AIR SEPARATION UNITS BY SASOL SOUTH AFRICA LIMITED

Sasol is pleased to announce that Sasol South Africa Limited ("SSA"), a Major Subsidiary of Sasol, has signed an exclusive negotiation agreement with Air Liquide for the sale of its sixteen air separation units located in Secunda to Air Liquide Large Industries South Africa Proprietary Limited ("Air Liquide"). The proceeds will total approximately R8,5 billion.

The air separation units, which have a capacity of up to 42 000 tons per day, provide oxygen for Sasol's fuels and chemical production processes in Secunda as well as producing various other gases utilised at the site. Air Liquide will supply the gases to SSA's operations under a long-term gas supply agreement. It is anticipated that Air Liquide's expertise would allow, in coordination with Sasol, a targeted reduction in greenhouse gas emissions (GHG) associated with the oxygen production over the coming years, which will contribute towards the GHG reduction for the overall Secunda site.

Air Liquide has been present on the Secunda site since 1979, and already owns and operates the seventeenth air separation unit, which was commissioned in January 2018. Air Liquide owning and operating the full air separation fleet is expected to provide optimisation of management of the assets and energy efficiency benefits.

The transaction remains subject to further due diligence, finalisation of relevant definitive agreements and associated internal and external approvals, including the Competition Commission and the South African Reserve Bank. The parties aim to negotiate final agreements by mid August, and a further announcement will be made at that time. The transaction is currently expected to close within financial year 2021.

This transaction forms part of Sasol's accelerated divestment programme as part of Sasol's comprehensive response plan announced on 17 March 2020.

RELEASE OF TRADING STATEMENT UPDATE

Our accelerated asset disposal programme is impacting the completion of our year-end processes. We anticipate the release of a trading statement update early in August 2020.

FURTHER CAUTIONARY ANNOUNCEMENT

Sasol refers to the SENS announcements released on the Stock Exchange News Service ("SENS") on 17 March 2020, outlining a comprehensive response strategy designed to mitigate the impact of a lower oil price and COVID-19. The strategy includes a cash conservation programme, an accelerated and expanded asset disposal programme, as well as a potential rights issue of up to US$2 billion which remains subject to the progress of other initiatives. A further SENS announcement was released on 1 July 2020, updating investors on the progress regarding the asset disposal programme.

Sasol shareholders are advised that implementation of the response strategy is underway, the outcome of which may have a material effect on the price of the Company's securities. Accordingly, shareholders are advised to continue exercising caution when dealing in the Company's securities until full announcements on the disposal of the air separation units, the asset disposal programme and the potential rights issue are made.

29 July 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 July 2020

By: <u>/s/ M M L Mokoka</u>

Name: M M L Mokoka

Title: Company Secretary